UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Qudian Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

747798 106 (1)

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one Class A ordinary share.

SCHEDULE 13G

CUSIP No. 747798 106

1	Names of Reporting Persons Li Du
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 56,214,906 Class A ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 56,214,906 Class A ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 56,214,906 Class A ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
21.4% of Class A ordinary shares (or 17.3% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)*

12	Type of Reporting Person (See Instructions) IN

*                 The percentages used in this Schedule 13G are calculated based on a total of 262,347,283 Class A ordinary shares and 63,491,172 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2017, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2017.

1	Names of Reporting Persons PHOENIX WEALTH (CAYMAN) ASSET MANAGEMENT LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 42,055,426 Class A ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 42,055,426 Class A ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 42,055,426 Class A ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
16.0% of Class A ordinary shares (or 12.9% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)*

12	Type of Reporting Person (See Instructions) CO

*                 The percentages used in this Schedule 13G are calculated based on a total of 262,347,283 Class A ordinary shares and 63,491,172 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2017, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2017.

1	Names of Reporting Persons PHOENIX AUSPICIOUS FINTECH INVESTMENT L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 42,055,426 Class A ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 42,055,426 Class A ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 42,055,426 Class A ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
16.0% of Class A ordinary shares (or 12.9% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)*

12	Type of Reporting Person (See Instructions) PN

*                 The percentages used in this Schedule 13G are calculated based on a total of 262,347,283 Class A ordinary shares and 63,491,172 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2017, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2017.

1	Names of Reporting Persons GUOSHENG FINANCIAL HOLDING INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 14,159,480 Class A ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 14,159,480 Class A ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,159,480 Class A ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
5.4% of Class A ordinary shares (or 4.3% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)*

12	Type of Reporting Person (See Instructions) CO

*                 The percentages used in this Schedule 13G are calculated based on a total of 262,347,283 Class A ordinary shares and 63,491,172 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2017, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2017.

1	Names of Reporting Persons WA SUNG INVESTMENT LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong Special Administrative Region
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 14,159,480 Class A ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 14,159,480 Class A ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,159,480 Class A ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
5.4% of Class A ordinary shares (or 4.3% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)*

12	Type of Reporting Person (See Instructions) CO

*                 The percentages used in this Schedule 13G are calculated based on a total of 262,347,283 Class A ordinary shares and 63,491,172 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2017, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2017.

Item 1.
(a)	Name of Issuer: Qudian Inc.
(b)	Address of Issuer’s Principal Executive Offices: 15/F Lvge Industrial Building 1 Datun Chaoyang District, Beijing 100012 People’s Republic of China

Item 2.
(a)

Name of Person Filing:

(i)                                     Li Du;

(ii)                                  Phoenix Wealth (Cayman) Asset Management Limited (“Phoenix Wealth”), an exempted company incorporated under the laws of the Cayman Islands with limited liability, which is controlled by Mr. Li Du;

(iii)                               Phoenix Auspicious FinTech Investment L.P. (“Phoenix Auspicious”), a limited partnership organized under the laws of the Cayman Islands, of which Phoenix Wealth is the general partner;

(iv)                              Guosheng Financial Holding Inc. (“Guosheng”), a public company listed on the Shenzhen Stock Exchange, which is controlled by Mr. Li Du; and

(v)                                 Wa Sung Investment Limited (“Wa Sung”),  a limited liability company incorporated under the laws of Hong Kong and a subsidiary of Guosheng.

(b)

Address of Principal Business Office or, if none, Residence:

(i)                                     The address of the principal business office of Li Du is 101st Floor, Ping An International Finance Centre, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong Province, People’s Republic of China.

(ii)                                  The registered address of Phoenix Wealth is P.O. Box 2075, #31 The Strand, 46 Canal Point Drive, Grand Cayman KY1-1105, Cayman Islands.

(iii)                               The registered address of Phoenix Auspicious is P.O. Box 2075, #31 The Strand, 46 Canal Point Drive, Grand Cayman KY1-1105, Cayman Islands.

(iv)                              The address of the principal business office of Guosheng is 101st Floor, Ping An International Finance Centre, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong Province, People’s Republic of China.

(v)                                 The registered address of Wa Sung is Unit 606, 6th Floor, Alliance Building, 133 Connaught Road Central, Hong Kong.

(c)

Citizenship:

(i)                                     Li Du — People’s Republic of China

(ii)                                  Phoenix Wealth — Cayman Islands

(iii)                               Phoenix Auspicious — Cayman Islands

(iv)                              Guosheng — People’s Republic of China

(v)                                 Wa Sung — Hong Kong Special Administrative Region

(d)	Title and Class of Securities: Class A ordinary shares, par value US$0.0001per share
(e)	CUSIP No.: 747798 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership

Reporting Person(1)	Amount beneficially owned(1)		Percent of class(2)	Sole power to vote or direct to vote(1)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of
Li Du	56,214,906	(3)	21.4%	56,214,906	0	56,214,906	0
Phoenix Wealth	42,055,426		16.0%	42,055,426	0	42,055,426	0
Phoenix Auspicious	42,055,426		16.0%	42,055,426	0	42,055,426	0
Guosheng	14,159,480		5.4%	14,159,480	0	14,159,480	0
Wa Sung	14,159,480		5.4%	14,159,480	0	14,159,480	0

(1)         As of December 31, 2017, Wa Sung held 14,159,480, or 5.4%, of the Issuer’s Class A ordinary shares. Wa Sung is a subsidiary of Guosheng, which in turn is controlled by Mr. Li Du. Accordingly, each of Li Du, Guosheng and Wa Sung may thereby be deemed to beneficially own the 14,159,480 Class A ordinary shares held by Wa Sung. As of December 31, 2017, Phoenix Auspicious held 42,055,426, or 16.0%, of the Issuer’s Class A ordinary shares. Phoenix Wealth is the general partner of Phoenix Auspicious, and Phoenix Wealth is controlled by Mr. Li Du. Accordingly, each of Li Du, Phoenix Wealth and Phoenix Auspicious may thereby be deemed to beneficially own the 42,055,426 Class A ordinary shares held by Phoenix Auspicious.

(2)         Mr. Li Du’s beneficial ownership represents 21.4% of total Class A ordinary shares (or 17.3% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). The holdings of Phoenix Auspicious, beneficially owned by Phoenix Wealth, represent 16.0% of total Class A ordinary shares (or 12.9% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). The holdings of Wa Sung, beneficially owned by Guosheng, represent 5.4% of total Class A ordinary shares (or 4.3% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). Calculated based on a total of 262,347,283 Class A ordinary shares and 63,491,172 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2017, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2017.

(3)         Includes (i) 42,055,426 of the Issuer’s Class A ordinary shares held by Phoenix Auspicious, and (ii) 14,159,480 of the Issuer’s Class A ordinary shares held by Wa Sung.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2018

Li Du

/s/ Li Du
	Name:	Li Du

PHOENIX WEALTH (CAYMAN) ASSET MANAGEMENT LIMITED

	By:	/s/ Li Du
	Name:	Li Du
	Title:	Director

PHOENIX AUSPICIOUS FINTECH INVESTMENT L.P.

	By:	/s/ Li Du
	Name:	Li Du
	Title:	Director of Phoenix Wealth (Cayman) Asset Management Limited, as general partner for and on behalf of Phoenix Auspicious FinTech Investment L.P.

GUOSHENG FINANCIAL HOLDING INC.

	By:	/s/ Li Du
	Name:	Li Du
	Title:	Director

WA SUNG INVESTMENT LIMITED

	By:	/s/ Cheung Wai Man
	Name:	Cheung Wai Man
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement